Exhibit 99.1

Ad-hoc announcement according	Media Contact
to Art. 17 (1) MAR	Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

February 20, 2019

Fresenius Medical Care resolves share repurchase program with an aggregate volume of up to one billion Euros

Fresenius Medical Care, the world’s largest provider of dialysis products and services, has resolved to repurchase shares of the Company with an aggregate volume of up to one billion Euros via the capital markets over the next two years.

The share repurchase program will be carried out in several tranches and in accordance with the EU safe harbor provisions. Further details will be disclosed prior to the start of the share repurchase program.

Person making the notification:
Dr. Dominik Heger
SVP Investor Relations & Corporate Communications

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.4 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,928 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 333,331 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.